UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Immunomedics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

452907108

(CUSIP Number)

Clay B. Siegall, Ph.D.

President and Chief Executive Officer

Seattle Genetics, Inc.

21823 30th Drive SE

Bothell, Washington 98021

(425) 527-4000

Copies to:

Jean Liu Executive Vice President, Legal Affairs & General Counsel Seattle Genetics, Inc. 21823 30th Drive SE Bothell, Washington 98021 (425) 527-4000	Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

June 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. Seattle Genetics, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,282,804 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,282,804 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,282,804 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.9% (1)(2)
14	Type of Reporting Person CO

(1)	Consists of 8,282,804 shares of common stock, par value $0.01 per share (the “Common Stock”) of Immunomedics, Inc. (the “Issuer”).
(2)	Based on 167,346,526 shares of Common Stock outstanding as of May 7, 2018, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2018.

The following constitutes Amendment No. 2 to the initial statement on Schedule 13D filed with the SEC by the undersigned on July 7, 2017, as amended by Amendment No. 1 to the initial statement filed with the SEC by the undersigned on December 6, 2017 (the initial statement and Amendment No. 1 together, the “initial Schedule 13D”). This Amendment No. 2 amends the initial Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

Item 2. Identity and Background

Information regarding the executive officers and directors of the Reporting Person is hereby amended by replacing Schedule A to the initial Statement in its entirety with Schedule A attached hereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as set forth below:

“The percentage of the class of securities set forth below is based on 167,346,526 shares of Common Stock outstanding as of May 7, 2018, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 8,282,804 shares of Common Stock and the percentage of the class of securities beneficially owned by the Reporting Person is 4.9%.

(b)	The number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 8,282,804 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of: 8,282,804 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

(c)	Exhibit 99.5, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Person.

(d)	Not applicable.

(e)	As of June 4, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock.”

Item 7. Material to be Filed as Exhibits

Exhibit Description

99.1*	Stock Purchase Agreement, dated February 10, 2017, by and between Seattle Genetics, Inc. and Immunomedics, Inc. (incorporated by reference from Exhibit 10.4 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

99.2*	Warrant Agreement, dated February 16, 2017, by and between Immunomedics, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference from Exhibit 10.7 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

99.3*	Warrant to Purchase 8,655,804 Shares (incorporated by reference from Exhibit 10.6 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

99.4*	Registration Rights Agreement, dated February 10, 2017, by and between Seattle Genetics, Inc. and Immunomedics, Inc. (incorporated by reference from Exhibit 10.5 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

99.5	Trading data

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2018

SEATTLE GENETICS, INC.

By:	/s/ Todd E. Simpson
Name: Todd E. Simpson Title: Chief Financial Officer

SCHEDULE A

Executive Officers and Directors of Seattle Genetics, Inc.

Name	Position and Principal Occupation	Business Address	Citizenship
Clay B. Siegall	President and Chief Executive Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Todd E. Simpson	Chief Financial Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Roger D. Dansey, M.D.	Chief Medical Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Vaughn B. Himes, Ph.D.	Chief Technical Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Jean I. Liu, J.D.	General Counsel, Executive Vice President, Legal Affairs, and Corporate Secretary	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Darren S. Cline	Executive Vice President, Commercial	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Srinivas Akkaraju, M.D., Ph.D.	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Felix Baker, Ph.D.	Lead Independent Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
David W. Gryska	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Marc E. Lippman, M.D.	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
John A. Orwin	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Alpha Seth, Ph.D.	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Nancy A. Simonian, M.D.	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA
Daniel G. Welch	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA